EXHIBIT 99.1
Vibra Healthcare, LLC
And Subsidiaries

Consolidated Financial Statements
For The Years Ended
December 31, 2006 And 2005
&
Independent Auditors’ Report

Independent Auditors’ Report
Sole Member
Vibra Healthcare, LLC:
We have audited the accompanying consolidated balance sheet of Vibra Healthcare, LLC and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations and changes in member’s deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vibra Healthcare, LLC and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Parente Randolf, LLC
Harrisburg, Pennsylvania
April 26, 2007

Vibra Healthcare, LLC and Subsidiaries
Consolidated Balance Sheet
December 31, 2006 and 2005

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$6,326,031	$3,018,829
Patient accounts receivable, net of allowance for doubtful collections of $2,433,000 in 2006 and $1,689,000 in 2005	32,721,494	22,751,868
Third party settlements receivable	—	575,658
Prepaid insurance	2,882,509	1,969,240
Other current assets	3,018,630	964,268

Total current assets	44,948,664	29,279,863

Restricted investment	100,000	100,000

Property and equipment, net	26,117,659	17,638,222

Goodwill	22,629,663	22,629,663

Intangible assets	5,140,000	5,140,000

Deposits	317,547	4,028,604

Deferred financing and lease costs, net	1,980,230	1,970,073

Total assets	$101,233,763	$80,786,425

Liabilities, Non-Controlling Interest, and Member’s Deficit

Current liabilities:
Current maturities of long-term debt	$1,271,993	$58,377
Current maturities of obligations under capital leases	692,957	471,548
Accounts payable	8,787,760	5,080,042
Accounts payable – affiliates	617,715	233,977
Accrued liabilities	10,780,357	6,260,283
Accrued insurance claims	1,331,694	1,054,202

Total current liabilities	23,482,476	13,158,429

Accrued insurance claims	2,855,000	2,470,507

Deferred rent	8,853,660	6,501,674

Deferred development fees	783,121	—

Long-term debt	62,169,433	51,572,156

Obligations under capital leases	20,008,640	17,860,209

Total liabilities	118,152,330	91,562,975

Non-controlling interest of Post Acute Medical, LLC	2,007,687	—

Member’s deficit	(18,926,254)	(10,776,550)

Total liabilities, non-controlling interest, and member’s deficit	$101,233,763	$80,786,425

The accompanying notes are an integral part of these consolidated financial statements.

Vibra Healthcare, LLC and Subsidiaries
Consolidated Statement of Operations and Changes in Member’s Deficit
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenue:
Net patient service revenue	$148,929,519	$129,334,067

Expenses:
Cost of services	108,315,085	90,828,708
General and administrative	16,945,685	15,708,954
Rent expense	22,319,443	21,149,624
Interest expense	7,811,293	6,056,709
Management fee – affiliates	3,235,591	2,636,886
Depreciation and amortization	2,464,664	1,384,821
Provision for bad debts	1,333,829	912,469

Total expenses	162,425,590	138,678,171

Loss from operations	(13,496,071)	(9,344,104)

Non-operating revenue	3,096,002	2,382,254

Consolidated net loss before extraordinary gain	(10,400,069)	(6,961,850)

Extraordinary gain from Post Acute Medical, LLC acquisition (Note 2)	4,758,052	—

Consolidated net loss	(5,642,017)	(6,961,850)

Non-controlling interest in net loss and extraordinary gain of Post Acute Medical, LLC	(2,257,687)	—

Net loss	(7,899,704)	(6,961,850)

Member’s deficit – beginning	(10,776,550)	(3,814,700)

Distribution to non-controlling member of Post Acute Medical, LLC	(250,000)	—

Member’s deficit – ending	$(18,926,254)	$(10,776,550)

The accompanying notes are an integral part of these consolidated financial statements.

Vibra Healthcare, LLC and Subsidiaries
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Operating activities:
Net loss	$(7,899,704)	$(6,961,850)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,464,664	1,384,821
Provision for bad debts	1,333,829	912,469
Extraordinary gain	(4,758,052)	—
Non-controlling interest in net loss and extraordinary gain of Post Acute Medical, LLC	2,257,687	—
Changes in operating assets and liabilities, net of effects from acquisition of business:
Patient accts. receivable including third party settlements	(4,093,663)	(7,211,018)
Prepaids and other current assets	(2,527,468)	(1,596,402)
Deposits	(57,808)	1,304,283
Accounts payable	3,713,976	(90,470)
Accrued liabilities	1,374,476	3,956,184
Deferred rent	2,351,986	4,041,366

Net cash used in operating activities	(5,840,077)	(4,260,617)

Investing activities:
Purchases of property and equipment	(9,231,419)	(1,162,556)
Cash received from (used in) business acquisitions	3,868,818	(284,292)
Net asset settlement from seller	—	2,516,951
Purchase of restricted investment	—	(100,000)

Net cash (used in) provided by investing activities	(5,362,601)	970,103

Financing activities:
Borrowings from revolving credit facility	146,687,673	115,535,779
Repayment of revolving credit facility	(143,471,254)	(105,541,745)
Borrowings from long-term debt	10,524,525	99,000
Borrowings from capital leases	2,000,000	2,181,898
Cash received from development fees	783,121	—
Repayment of capital leases	(944,303)	(207,648)
Distribution to members of Post Acute Medical, LLC	(500,000)	—
Payment of financing costs	(408,696)	(277,242)
Repayment of long-term debt	(161,186)	(7,761,471)

Net cash provided by financing activities	14,509,880	4,028,571

Net increase in cash and cash equivalents	3,307,202	738,057

Cash and cash equivalents – beginning	3,018,829	2,280,772

Cash and cash equivalents – ending	$6,326,031	$3,018,829

Supplemental cash flow information:
Cash paid for interest	$7,794,626	$6,056,709

Supplemental disclosure of non-cash investing and financing activities:
Lease deposit applied to MPT note	$3,768,865	$—

Note issued relating to Post Acute Medical, LLC acquisition	$2,000,000	$—

Building and equipment acquisition funded by MPT capital lease	$1,018,853	$14,270,000

Equipment purchases funded by capital lease	$295,290	$539,405

License acquisition funded by MPT capital lease	$—	$880,000

Business acquisition adjustment of goodwill	$—	$636,318

Lease deposit funded by MPT capital lease and note	$—	$472,500

Financing costs funded by various long-term debt	$—	$352,627

The accompanying notes are an integral part of these consolidated financial statements.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization
Vibra Healthcare, LLC (“Vibra” and the “Company”) was formed May 14, 2004, and operates independent rehabilitation hospitals (“IRF”) and long-term acute care hospitals (“LTACH”) located throughout the United States. Vibra, a Delaware limited liability company (“LLC”), has an infinite life. The member’s liability is limited to the capital contribution. Vibra’s wholly-owned subsidiaries consist of:

SUBSIDIARIES	LOCATION
92 Brick Road Operating Company LLC	Marlton, NJ
1300 Campbell Lane Operating Company LLC	Bowling Green, KY
7173 North Sharon Avenue Operating Company LLC	Fresno, CA
1125 Sir Francis Drake Boulevard Operating Company LLC	Kentfield, CA
4499 Acushnet Avenue Operating Company LLC	New Bedford, MA
8451 Pearl Street Operating Company LLC	Thornton, CO
Northern California Rehabilitation Hospital, LLC	Redding, CA
Vibra Specialty Hospital of Dallas, LLC	Dallas, TX
Vibra Specialty Hospital of Portland, LLC	Portland, OR
Kentfield THCI Holding Company, LLC	Kentfield, CA
The Company provides long-term acute care hospital services and inpatient acute rehabilitative hospital care at its hospitals. Patients in the Company’s LTACHs typically suffer from serious and often complex medical conditions that require a high degree of care. Patients in the Company’s IRFs typically suffer from debilitating injuries including traumatic brain and spinal cord injuries, and require rehabilitation care in the form of physical, psychological, social and vocational rehabilitation services. The Company also operates eleven outpatient clinics affiliated with six of its nine hospitals.
Business Risk and Uncertainties
Vibra’s acquisitions and associated start-up and restructuring costs, including renovations necessary to obtain and modify licenses and reconfigure operations at certain facilities, were primarily funded by various lease agreements with Medical Properties Trust, Inc. (MPT) along with proceeds from long-term debt (Notes 2, 6, 8, and 9). Accordingly, Vibra has total long-term debt of $63.4 million and obligations under capital leases of $20.7 million as of December 31, 2006 and minimum future obligations due under operating leases of $23.4 million in 2007. In addition, Vibra incurred consolidated net losses before extraordinary gain of $10.4 million in 2006 and $7.0 million in 2005, and has a member’s deficit of $18.9 million at December 31, 2006.
In 2006, Vibra’s consolidated net loss before extraordinary gain of $10.4 million included budgeted, non-cash items for depreciation and amortization of $2.5 million and deferred rent of $2.4 million. Also, as part of its growth strategy, Vibra incurred acquisition and start-up costs for LTACHs in Portland, OR of $0.8 million and in Dallas, TX of $2.1 million and incurred an ongoing net loss with the reconfiguration of its existing facility in Redding, CA of $1.9 million.
In order to qualify for Medicare reimbursement as a new LTACH, a hospital must establish an average patient length of stay in excess of 25 days for a six-month demonstration period. During this period, the hospital is reimbursed as an acute care hospital, which results in substantial losses.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
The LTACH in Dallas began its six-month demonstration period in January 2007. Management expects the LTACH in Dallas to qualify for LTACH Medicare reimbursement in August 2007, achieve break even status (unaudited) by the end of 2007, and generate monthly net income of $265,000 (unaudited) by the summer of 2008. Management expects the LTACH in Portland to begin its six-month demonstration period in May 2007, achieve break even status (unaudited) by the spring of 2008, and generate monthly net income of $230,000 (unaudited) by the fall of 2008. Vibra obtained two working capital loans from MPT totaling $8.6 million to fund losses during this demonstration period and to acquire necessary equipment. At December 31, 2006, Vibra had drawn $2.7 million on these loans.
When Vibra acquired the Redding hospital on June 30, 2005, the configuration of the hospital was 24 IRF beds and 50 SNF beds. The Redding hospital was acquired with the intention of reconfiguring the hospital to contain 54 LTACH beds to meet demand in the market. In January 2006, Vibra successfully converted the 24 IRF beds to LTACH. In March 2007, under a $2.7 million renovation plan funded by MPT under the lease agreement, 30 of the SNF beds were also converted to LTACH. Management expects the Redding hospital to generate monthly net income of $195,000 (unaudited) by the summer of 2007. Losses during this 21 month transition and two demonstration periods were funded by $2.2 million in cash received under the MPT lease at the 2005 closing and $2 million funded under the MPT lease agreement in April 2006.
Also in 2006, Vibra secured financing of $16 million and acquired the real estate of its Kentfield LTACH from MPT with an initial draw on this financing for $7.6 million. In addition to a reduction in minimum future obligations due under operating leases, MPT agreed to apply security deposits of $3.8 million towards repayment of long-term debt and agreed to reduce percentage rents. The results of this transaction will result in interest and rent savings of approximately $2,500,000 (unaudited) in 2007 as compared to 2006. In January 2007, Vibra completed the remaining financing of $8.4 million (Note 13) and the proceeds were used to further reduce long-term debt and pay transaction costs.
As a result of Vibra’s transactions and activities in 2006 and through March 2007, management expects a substantial reduction in net losses in 2007.
In 2007, Vibra management’s plans include a budget with a net loss of $6.1 million (unaudited). This loss includes non-cash items for depreciation and amortization of $2.9 million (unaudited) and deferred rent of $1.7 million (unaudited), continued start-up costs for the LTACHs in Portland of $1.6 million (unaudited) and in Dallas of $1.4 million (unaudited), and an ongoing net loss with the reconfiguration of the Redding hospital of $0.6 million (unaudited) through March 2007.
Management believes it has adequate working capital, $21.5 million at December 31, 2006, and financing in place to fund these transactions and activities in 2007.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Vibra, its wholly owned subsidiaries, and effective December 1, 2006, in accordance with Financial Accounting Standards Board Interpretation No. 46(R), Consolidation of Variable Interest Entities (“FIN 46R”), Post Acute Medical, LLC (“Post Acute”) a variable interest entity (the “VIE”). Vibra has no ownership in the VIE; however, control exists through common ownership and Vibra’s guarantee of Post Acute’s lease agreements. All intercompany transactions and balances have been eliminated in consolidation.
At December 31, 2006, and for the period December 1, 2006, to December 31, 2006, the VIE had assets of $11,002,000, liabilities of $6,986,000, a net loss of $(243,000), and an extraordinary gain of $4,758,000.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost which approximates market.
Patient Accounts Receivable
Patient accounts receivable are reported at net realizable value. Accounts are written off when they are determined to be uncollectible based upon management’s assessment of individual accounts. The allowance for doubtful collections is estimated based upon a periodic review of the accounts receivable aging, payor classifications, and application of historical write-off percentages.
Inventories
Inventories of pharmaceuticals, pharmaceutical supplies, and medical supplies are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis. These inventories totaled $953,707 and $530,849 at December 31, 2006 and 2005, respectively, and are included in other current assets in the accompanying consolidated balance sheet.
Restricted Investment
The restricted investment consists of a five year certificate of deposit with a local bank pledged as collateral for a letter of credit benefiting the California Department of Health Services (“CDHS”). CDHS can draw on the letter of credit to reimburse any Medicaid overpayments.
Property and Equipment
Property and equipment are stated at cost net of accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the lesser of the estimated useful lives of the assets or the term of the lease, as appropriate. The general range of useful lives is as follows:

Buildings	30 years
Building under capital lease	Lesser of 15 years or remaining lease term
Leasehold improvements	Lesser of 15 years or remaining lease term
Furniture and equipment	2-7 years
In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No 144), the Company reviews the realizability of long-lived assets whenever events or circumstances occur which indicate recorded costs may not be recoverable.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
Intangible Assets
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer subject to periodic amortization but are instead reviewed annually or more frequently if impairment indicators arise. The review requires the Company to estimate the fair value of its identified reporting units and compare those estimates against the related carrying values. Identifiable assets and liabilities acquired in connection with business combinations accounted for under the purchase method are recorded at their respective fair values. For each of the reporting units, the estimated fair value is determined using multiples of earnings before interest, income taxes, depreciation, amortization and rents (EBITDAR) from current transaction information.
Management has allocated the intangible assets between identifiable intangibles and goodwill. Intangible assets, other than goodwill, consist of values assigned to certificates of need (“CONs”) and licenses. The useful life of each class of intangible assets is as follows:

Goodwill	Indefinite
Certificates of Need/Licenses	Indefinite
Deferred Financing and Lease Costs
Costs and fees incurred in connection with the MPT acquisition note and leases and the Merrill Lynch loans have been deferred and are being amortized over the term of the loans and leases using the straight-line method, which approximates the effective interest method. Amortization expense was $398,539 in 2006 and $203,220 in 2005.
Insurance Risk Programs
Under the Company’s insurance programs, the Company is liable for a portion of its losses. The Company estimates its liability for losses based on historical trends that will be incurred in a respective accounting period and accrues that estimated liability. These programs are monitored quarterly and estimates are revised as necessary to take into account additional information. The Company has accrued $4,186,694 and $3,524,709 related to these programs at December 31, 2006 and 2005, respectively.
Deferred Rent
The excess of straight line rent expense over rent paid is credited to deferred rent on a monthly basis. At December 31, 2006 and 2005, rent expense exceeded rent paid on a cumulative basis by $8,853,660 and $6,501,674, respectively.
Deferred Development Fees
Cash received from development fees related to acquisitions are being deferred and will be amortized over lease terms as a reduction of rent expense. At December 31, 2006, deferred development fees amounted to $783,121.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
Revenue Recognition
Net patient service revenue consists primarily of charges to patients and are recognized as services are rendered. Net patient service revenue is reported net of provisions for contractual adjustments from third-party payors and patients. The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established rates. The differences between the estimated program reimbursement rates and the standard billing rates are accounted for as contractual adjustments, which are deducted from gross revenues to arrive at net patient service revenue. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, discounted charges, and per diem payments. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. Patient accounts receivable resulting from such payment arrangements are recorded net of contractual allowances.
A significant portion of the Company’s net patient service revenue is generated directly from the Medicare and Medicaid programs. As a provider of services to these programs, the Company is subject to extensive regulations. The inability of a hospital to comply with regulations can result in changes in that hospital’s net patient service revenue generated from these programs. The following table shows the percentage of the Company’s patient service receivables at December 31 from Medicare and Medicaid.

	2006	2005
Medicare	69%	52%
Medicaid	15%	26%
The following table represents the Company’s net patient service revenues from the Medicare and Medicaid programs as a percentage of total consolidated net patient service revenue:

	2006	2005
Medicare	66%	66%
Medicaid	11%	12%
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and patient accounts receivables. The Company deposits its cash with large banks. The Company grants unsecured credit to its patients, most of whom reside in the service area of the Company’s facilities and are insured under third-party payor agreements. Because of the geographic diversity of the Company’s facilities and non-governmental third-party payors, Medicare and Medicaid represent the Company’s primary concentration of credit risk. Cash and cash equivalent balances on deposit with any one financial institution are insured to $100,000.
Fair Value of Financial Instruments
The Company has various assets and liabilities that are considered financial instruments. The Company estimates that the carrying value of its current assets, current liabilities and long-term debt approximates their fair value.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
Income Taxes
Vibra, its subsidiaries, and Post Acute have elected to be a LLC for federal and state income tax purposes. In lieu of corporate income taxes, the member of a LLC is taxed on its proportionate share of the Company’s taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been provided for in the consolidated balance sheet or consolidated statement of operations and changes in member’s deficit.
2. ACQUISITIONS
In July and August 2004, Vibra entered into agreements with Medical Properties Trust, Inc. (MPT) to acquire the operations of six specialty hospitals. MPT, a healthcare real estate investment trust based in Birmingham, Alabama, acquired the real estate for approximately $127.4 million and assigned to Vibra its rights to acquire the operations of the hospitals from Care One Realty (Care) of Hackensack, New Jersey for approximately $38.1 million net of cash acquired and $7.5 million of liabilities assumed which was financed by MPT. The assignment of the LLC interests to Vibra transferred the operations, assets and liabilities of each LLC. The purchase price of the operations has been allocated to net assets acquired, and liabilities assumed based on appraisals. The excess of the amount of purchase price over the net asset value, including identifiable intangible assets, was allocated to goodwill. The purchase price was negotiated based on management’s evaluation of future operational performance of the hospitals as a group under Vibra. The results of operations of the hospitals acquired have been included in the Company’s consolidated financial statements since the date of acquisition. The following table summarizes the acquisition date and other relevant information regarding each hospital:

LOCATION	TYPE	BEDS		ACQUISITION DATE
Marlton, NJ	IRF	46	(1)	July 1, 2004
Bowling Green, KY	IRF	60		July 1, 2004
Fresno, CA	IRF	62		July 1, 2004
Kentfield, CA	LTACH	60		July 1, 2004
New Bedford, MA	LTACH	90		August 17, 2004
Thornton, CO	IRF	117	(2)	August 17, 2004

(1)	Vibra subleases a floor of the Marlton building to an unaffiliated provider which operates 30 pediatric rehabilitation beds which are in addition to the 46 beds operated by Vibra.

(2)	This includes beds operating as LTACH, skilled nursing (SNF) and psychiatric. Colorado regulations require an IRF license designation for LTACH beds.
Information with respect to the businesses acquired in these transactions is as follows:

Notes issued, net of cash acquired	$38,093,842
Liabilities assumed	7,477,988

45,571,830
Fair value of assets acquired:
Patient accounts receivable	(13,640,825)
Property and equipment	(2,749,840)
CONs/Licenses	(4,260,000)
Other	(410,869)

Cost in excess of fair value of net assets acquired (goodwill) at December 31, 2004	24,510,296

Adjustment of fair value of acquired accounts receivable	636,318

Post closing working capital adjustment received from Seller in December 2005	(2,516,951)

Cost in excess of fair value of net assets acquired (goodwill) at December 31, 2005	$22,629,663

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
On June 30, 2005, under the terms of a purchase agreement, Vibra acquired the building, equipment, inventory and license of an 88 bed specialty hospital in Redding, California, for $15.4 million. Simultaneously with the closing of the acquisition, Vibra entered into an agreement with MPT for the sale of the building associated with this hospital to MPT and leased it back from MPT under an $18 million capital lease. At the acquisition date, the hospital operated with 24 IRF beds and 54 skilled nursing beds. The hospital is also licensed for 14 acute care beds that are currently not in service. On January 1, 2006, Vibra converted the 24 IRF beds to LTACH, and in April 2006 drew an additional $2 million under the lease under a LTACH conversion provision. In November 2006, Vibra began renovations to convert 34 of the SNF beds to 32 LTACH beds. The renovations are being funded by MPT under the lease at an expected cost of $2.7 million. The converted beds were opened as a LTACH in March 2007.
The purchase price of the operations has been allocated to net assets acquired, and liabilities assumed based on an appraisal. The land on which the hospital is built is subject to a land lease, which Vibra assumed from the seller. The purchase price was negotiated based on management’s evaluation of future operational performance of the hospital under Vibra. The results of operations of the hospital acquired have been included in the Company’s consolidated financial statements since the date of acquisition.
Information with respect to the business acquired in this transaction is as follows:

Capital lease	$18,000,000
Cash paid by Vibra for the building	185,316
Cash paid by Vibra for the inventory	98,976

18,284,292
Less other assets arising from the transaction:
Cash to Vibra	(2,181,898)
Lease deposit funded	(472,500)
Deferred financing costs	(195,602)

Fair value of assets acquired	$15,434,292

Fair value of assets acquired:
Building	$14,087,816
Furniture and equipment	367,500
Licenses	880,000
Inventory	98,976

$15,434.292

Vibra Specialty Hospital of Portland
On August 24, 2006, under the terms of an Asset Purchase Agreement, Vibra acquired the land, building, equipment and certificate of need (“CON”) of a former hospital facility in Portland, Oregon for $13 million. The facility has a CON to operate a hospital facility, but had recently ceased operations and surrendered its hospital license. Vibra will convert this facility to a LTACH. Vibra is in the process of making renovations to this facility. Vibra will be applying for a license from the Oregon Department of Human Services to operate the facility as a hospital with 39 licensed hospital beds and the ability to expand to 80 licensed hospital beds, and will apply for participation in the Medicare program as a LTACH. Simultaneously with the closing of this acquisition, Vibra entered into an agreement with MPT for the sale of the land and building associated with this facility to MPT and leased it back from MPT under a $14 million operating lease. The renovations and rent expense during the renovation period are being funded by MPT under the lease. The purchase price was negotiated based on management’s evaluation of the expected future operational performance of the hospital under Vibra. Vibra also negotiated a $4.0 million term loan with MPT for the purchase of additional equipment, and to provide working capital during the start-up period.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
Vibra Specialty Hospital of Dallas
On September 5, 2006, under the terms of a Purchase Agreement, Vibra acquired the land, building, equipment, inventory and licenses of a newly constructed 60 bed specialty hospital in Dallas, Texas, for $15.5 million. This hospital has received its license to operate from the Texas Department of Health, and recently received its certification to participate in the Medicare program. Vibra is in the process of certifying this hospital as a LTACH. Simultaneous with the closing of this acquisition, Vibra entered into an agreement with MPT for the sale of the land and building associated with this hospital to MPT and leased it back from MPT under a $15.4 million operating lease. The purchase price was negotiated based on management’s evaluation of expected future operational performance of the hospital under Vibra. Vibra also negotiated a $4.6 million term loan with MPT for the purchase of equipment and to provide working capital during the start-up period.
Post Acute Medical, LLC
On December 1, 2006, under the terms of a purchase agreement, Post Acute Medical, LLC (an entity 50% owned under common ownership as Vibra) acquired the operations of the Warm Springs Rehabilitation Foundation, Inc. of San Antonio, Texas (“WSRF”). In addition, Post Acute Medical, LLC acquired certain assets and assumed certain liabilities of WSRF. The following table summarizes the relevant information regarding each hospital:

Location	Type	Beds
San Antonio, TX	IRF	65	(1)
Luling, TX	LTACH	42	(2)
Victoria, TX	LTACH	26

(1)	Includes 15 SNF beds

(2)	Includes 8 swing beds
The transaction was financed with a $30 million lease of the land and buildings from MPT that closed simultaneously with the purchase, and a $2 million note from the seller. The lease is accounted for as an operating lease. The purchase price of the operations was allocated to net assets acquired and liabilities assumed based on valuation studies and is subject to purchase price adjustments. The purchase price was negotiated based on management’s evaluation of future operational performance of the hospitals as a group. Vibra has guaranteed the lease payments of Post Acute to MPT in exchange for an annual guarantee fee of $300,000. Post Acute has been determined to be a VIE of Vibra. As a result, the results of operations of Post Acute are included in Vibra’s consolidated financials since the acquisition date.
Information with respect to the business acquired in the transaction is as follows:

Liabilities assumed	$4,185,063
Seller note	2,000,000
Cash acquired	(3,868,818)

2,316,245

Fair value of assets acquired:
Accounts receivable	(6,634,134)
Prepaids and other current assets	(440,163)

Extraordinary gain	$4,758,052

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
3. PROPERTY AND EQUIPMENT
Property and equipment consists of the following:

	December 31, 2006
	Direct Ownership	Under Capital Leases	Total
Land & improvement	$1,995,791	$—	$1,995,791
Building	5,209,883	14,620,366	19,830,249
Leasehold improvements	1,033,854	337,702	1,371,556
Furniture and equipment	5,484,276	937,801	6,422,077

	13,723,804	15,895,869	29,619,673
Less: accumulated depreciation and amortization	1,873,116	1,628,898	3,502,014

Total	$11,850,688	$14,266,971	$26,117,659

	December 31, 2005
	Direct Ownership	Under Capital Leases	Total
Building	$47,873	$14,087,816	$14,135,689
Leasehold improvements	576,507	—	576,507
Furniture and equipment	3,868,005	493,909	4,361,914

	4,492,385	14,581,725	19,074,110
Less: accumulated depreciation and amortization	931,561	504,327	1,435,888

Total	$3,560,824	$14,077,398	$17,638,222

Depreciation expense was $2,066,125 in 2006 and $1,181,601 in 2005.
At December 31, 2006, the Company is committed for approximately $6.6 million under contracts for completion of various projects.
4. DEPOSITS
The facility lease agreements with MPT require deposits equal to three months rent. The funds are on deposit with MPT in non-interest bearing accounts. Deposits consist of the following:

	December 31,
	2006	2005
MPT lease deposits	$—	$3,768,865
Other deposits	317,547	259,739

Total	$317,547	$4,028,604

On August 31, 2006, the MPT lease deposits were applied to the balance of the MPT hospital acquisition notes payable.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
5. GOODWILL AND OTHER INTANGIBLE ASSETS
The Company adopted SFAS No. 142. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are not subject to periodic amortization but are instead reviewed annually as of December 31, or more frequently, if impairment indicators arise. These reviews require the Company to estimate the fair value of its identified reporting units and compare those estimates against the related carrying values. The following table summarizes intangible assets:

	December 31,
	2006	2005
Goodwill	$22,629,663	$22,629,663

CONs/Licenses	$5,140,000	$5,140,000

The CONs/Licenses have not been amortized as they have indefinite lives.
6. LONG-TERM DEBT
The components of long-term debt are shown in the following table:

	December 31,
	2006	2005
MPT 10.25% hospital acquisition notes	$37,647,123	$41,415,988
Merrill Lynch $23 million revolving credit facility	13,367,478	10,151,059
Merrill Lynch $16 million term loan	7,642,332	—
MPT $4.6 million term loan – Dallas	2,738,943	—
MPT $4.0 million term loan – Portland	—	—
WSRF note	2,000,000	—
Other	45,550	63,486

	63,441,426	51,630,533
Less: current maturities	1,271,993	58,377

	$62,169,433	$51,572,156

The hospital acquisition notes are interest only through June 2007, and then amortized over the next 12 years with a final maturity in 2019. Substantially all of the assets of Vibra and its subsidiaries, as well as Vibra’s membership interests in its subsidiaries, secure the MPT note. In addition the member of Vibra, an affiliated company owned by the member and Vibra Management, LLC have jointly and severally guaranteed the notes payable to MPT, although the obligation of the member is limited to $5 million and his membership interest in Vibra. A default in any of the MPT lease terms will also constitute a default under the notes. On August 31, 2006, the MPT lease deposits of $3,768,865 were applied to the balance of the MPT hospital acquisition notes payable.
The revolving credit facility has a balloon maturity on February 8, 2008. Interest is payable monthly at the rate of 30 day LIBOR plus 3% (8.32% at December 31, 2006). The loan is secured by a first position in the Company’s accounts receivable through an intercreditor agreement with MPT. Up to $23 million can be borrowed based on a formula of qualifying accounts receivable. A portion of the proceeds were used to pay off $7,725,957 in working capital and transaction fee notes to MPT which had a maturity of March 31, 2005. The Company is subject to various financial and non-financial covenants under the credit facility. A default in any of the MPT note and lease terms will also constitute a default under the credit facility.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
On August 31, 2006, Vibra acquired the real estate of its Kentfield LTACH from MPT for $7,642,332. The real estate acquisition was funded with a $16 million term loan from Merrill Lynch. The term loan has a five-year maturity and bears interest at prime + 1.5% (9.75% at December 31, 2006). Interest only is payable on the loan for the first six months of the term. Beginning in March 2007, principal is payable in equal monthly amounts using a 15 year amortization schedule. The term loan is secured by a mortgage lien against the Kentfield LTACH real estate. It is guaranteed by Vibra and other Vibra entities who are borrowers under the revolver credit facility agreement between such Vibra entities and Merrill Lynch. An event of default under the term loan credit agreement, after the expiration of applicable grace and cure periods, is an event of default under such revolver credit facility agreement. Kentfield THCI Holding Company, LLC (owner of the Kentfield LTACH real estate) has guaranteed the obligations from Vibra and other Vibra entities to Merrill Lynch under the revolver credit facility agreement. A default under this revolver credit facility agreement, after the expiration of applicable grace and cure periods, is an event of default under the term loan credit agreement between Kentfield THCI Holding Company, LLC and Merrill Lynch. This guaranty is secured by a second mortgage lien against the Kentfield LTACH real estate.
The MPT term loans for Dallas and Portland are for five year terms and bear interest at the greater of 10.5% or the one-month U.S. Treasury obligation plus 5.5% (10.5% at December 31, 2006). Each loan is payable interest only for the first 18 months with the principal amortized over the final 42 months of the loan term. The loans are secured by (a) a security interest in Vibra’s equipment and other personal property (other than accounts receivable) at the Portland and Dallas facilities; (b) the guaranty of Vibra and Senior Real Estate Holdings LLC and Vibra Management, LLC (affiliates of Vibra); and (c) the pledge of Vibra’s ownership interest in the respective LLC operators of the Portland and Dallas facilities.
The WSRF note is interest only at 10% with a balloon maturity on November 30, 2011. Interest is payable quarterly. The note is subordinate to the MPT lease payments.
Other long-term debt consists of computer hardware and software loans. The equipment purchased is pledged as collateral for the loans. The loans are payable in monthly installments of $9,467 including interest.
Maturities of long-term debt for the next five years are as follows:

December 31	(in thousands)
2007	$1,271,993
2008	16,230,821
2009	3,216,494
2010	3,509,424
2011	5,517,135
Thereafter	33,695,559

$63,441,426

7. RELATED PARTY TRANSACTIONS
The Company has entered into agreements with Vibra Management, LLC and Lone Star Healthcare, LLC (companies affiliated through common ownership) to provide management services to each hospital. The services include information system support, legal counsel, accounting/tax, human resources, program development, quality management and marketing oversight. The agreements call for a management fee equal to 2% to 3% of net patient service revenue, and are for an initial term of five years with automatic one-year renewals. Management fee expenses amounted to $3,235,591 in 2006 and $2,636,886 in 2005. Management fees payable were $617,715 and $233,977 at December 31, 2006 and 2005, respectively. These amounts are included in accounts payable – related party in the accompanying consolidated balance sheet.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
The spouse of the member of the Company provided legal consulting services to the Company on the hospital acquisition and on various operational licensing and financing matters. In 2006, legal consulting services from this person totaled $34,200.
8. OPERATING LEASES
2004 Leases
Vibra entered into triple-net long-term real estate operating leases with MPT at each of the six hospitals leased from MPT in 2004. Each lease is for an initial term of 15 years and contains renewal options at Vibra’s option for three additional five-year terms. The base rate at commencement is calculated at 10.25% of MPT’s adjusted purchase price of the real estate (“APP”). The base rate increases to 12.23% of APP effective July 1, 2005. Beginning January 1, 2006, and each January 1, thereafter, the base rate increases by an inflator of 2.5% (i.e. base rate becomes 12.85% of APP on January 1, 2007).
Each lease also contains a percentage rent provision (“Percentage Rent”). Beginning January 1, 2005, if the aggregate monthly net patient service revenues of the six hospitals exceed an annualized net patient service revenue run rate of $110,000,000, additional rent equal to 2% of monthly net patient service revenue is triggered. The percentage rent is payable within ten days after the end of the applicable quarter. The percentage rent declines from 2% to 1% on a pro rata basis as Vibra repays the $41.416 million in notes to MPT. Percentage rents totaling $2,398,924 in 2006 and $2,277,447 in 2005 are included in rent expense in the accompanying consolidated statement of operations. Vibra has the option to purchase the leased property at the end of the lease term, including any extension periods, for the greater of the fair market value of the leased property, or the purchase price increased by 2.5% per annum from the commencement date. On August 31, 2006, Vibra purchased the Kentfield LTACH real estate from MPT for $7,642,332 and financed it under a term loan from Merrill Lynch.
Commencing on July 1, 2005, Vibra must make quarterly deposits to a capital improvement reserve at the rate of $375 per quarter per bed, or $652,500 on an annual basis, for all hospitals leased from MPT. The reserve may be used to fund capital improvements and repairs as agreed to by the parties. To date, Vibra’s expenditures for capital improvements have exceeded the deposit requirements and no deposits have been made.
Beginning with the quarter ending September 30, 2006, the MPT leases will be subject to various financial covenants including limitations on total debt to 100% of the total capitalization of the guarantors (as defined) or 4.5 times the 12 month total EBITDAR (as defined) of the guarantors whichever is greater, coverage ratios of 125% of debt service and 150% of rent (as defined), and maintenance of average daily patient census. A default in any of the loan terms will also constitute a default under the leases. All of the MPT leases are cross defaulted.
2006 Leases – Portland and Dallas
In August and September 2006, Vibra entered into two triple-net long-term real estate operating leases with MPT relating to the acquisition of LTACHs under development in Dallas, Texas, and Portland, Oregon. Each lease is for an initial term of 15 years and contains renewal provisions at Vibra’s option for three additional five year terms. The base rate at commencement is calculated at 10.50% of MPT’s APP. Beginning January 1, 2008, and each January 1 thereafter, the base rate increases by an inflator of the greater of 2.5% or the increase in the consumer price index.
Beginning January 1, 2008, Vibra must make an annual deposit to a capital improvement reserve in the amount of $1,500 per bed. The reserve may be used to fund capital improvements and repairs as agreed to by the parties.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
The leases are subject to the following financial covenants related to EBITDAR coverage:

Dallas	Fixed Charge Coverage	Rent Coverage
3 months ended September 30, 2007	0%	N/A
6 months ended December 31, 2007	30%	75%
9 months ended March 31, 2008	75%	102%
12 months ended June 30, 2008	100%	150%
12 months ended September 30, 2008 and thereafter	135%	200%

Portland	Fixed Charge Coverage	Rent Coverage
3 months ended March 31, 2008	0%	N/A
6 months ended June 30, 2008	30%	50%
9 months ended September 30, 2008	70%	100%
12 months ended December 31, 2008	100%	140%
12 months ended March 31, 2009 and thereafter	135%	200%
The Portland LTACH required renovations before opening for patients. This renovation project is being funded by MPT under the lease at a cost of $5.6 million. During the renovation period, the rent expense is being added to the lease base. The project is on schedule for completion in Spring 2007.
2006 Leases – Post Acute
On December 1, 2006, Post Acute entered into three triple-net long-term real estate operating leases with MPT relating to the WSRF asset acquisition. Each lease is for an initial term of 15 years and contains renewal provisions at Post Acute’s option for three additional five year terms. The base rate at commencement is calculated at 10.5% of MPT’s APP. Beginning January 1, 2008, the base rate increases by an inflator of the greater of 2.5% or the increase in the consumer price index.
Beginning January 1, 2008, Post Acute must make an annual deposit to a capital improvement reserve in the amount of $2,000 per bed. The reserve may be used to fund capital improvements and repairs as agreed to by the parties.
The leases are subject to the following financial covenants related to combined EBITDAR coverage:

	Fixed Charge Coverage	Rent Coverage
6 months ended June 30, 2007	50%	75%
9 months ended September 30, 2007	75%	100%
12 months ended December 31, 2007	100%	125%
12 months ended March 31, 2008 and thereafter	125%	150%
The San Antonio hospital land is leased from a foundation under a triple net lease that expires November 2061. The lease has monthly payments of $25,917 and is subject to an escalator every three years based on the change in the consumer price index.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
Other Leases
Vibra has also entered into operating leases for six outpatient clinics which expire on various dates through 2011, and a billing software system that expires November 2007. The Redding hospital land is leased from a prior owner under a triple net lease that expires in November 2075. The lease has monthly payments of $1,483. The land lease payments increase annually by 4% each November until lease expiration.
Minimum future lease obligations on the operating leases are as follows (in thousands):

	Vibra
	MPT Rent		Outpatient	HMS Software	Redding
	Obligation	Post Acute	Clinics	Lease	Land Lease	Total
Dec. 31
2007	$18,905,478	$3,461,000	$347,961	$699,523	$19,305	$23,433,267
2008	19,327,921	3,539,750	251,230	—	20,078	23,138,979
2009	19,725,174	3,620,469	241,272	—	20,880	23,607,795
2010	20,132,358	3,703,205	241,272	—	21,716	24,098,551
2011	20,549,722	3,788,011	60,318	—	22,585	24,420,636
Thereafter	176,703,923	55,081,532	—	—	7,965,357	239,750,812

	$275,344,576	$73,193,967	$1,142,053	$699,523	$8,069,921	$358,450,040

Substantially, all of the assets of Vibra and its subsidiaries, as well as Vibra’s membership interests in its subsidiaries, secure the MPT leases. In addition the member of Vibra, an affiliated Company owned by the member, and Vibra Management, LLC have jointly and severally guaranteed the leases to MPT, although the obligation of the member is limited to $5 million and his membership interest in Vibra.
The Company has sublet a floor of its Marlton, NJ hospital to an independent pediatric rehabilitation provider. Three other hospitals have entered into numerous sublease arrangements. These subleases generated rental income of $1,579,778 in 2006 and $1,609,257 in 2005, which are included in non-operating revenue in the accompanying consolidated statement of operations. The following table summarizes amounts due under sub leases (in thousands):

December 31
2006	$1,170,174
2007	1,196,503
2008	1,223,424
2009	1,250,951
2010	1,279,097
Thereafter	2,083,608

$8,203,757

9. OBLIGATIONS UNDER CAPITAL LEASES
On June 30, 2005, Vibra entered into a triple-net real estate lease with MPT on the Redding, California property. The lease is for an initial term of 15 years and contains renewal options at Vibra’s option for three additional five year terms. The initial lease base rate is 10.5% of MPT’s APP. Beginning January 1, 2006, and each January 1 thereafter, the base rate increases by the greater of 2.5% or by the increase in the consumer price index from the previous adjustment date. (Rate adjusted to 10.95% at January 1, 2007.) In April 2006, Vibra drew an additional $2 million under an LTACH conversion provision of the lease. In November 2006, Vibra began a $2.7 million renovation project that is being financed under the lease.
The Redding lease does not contain a purchase option or percentage rent provisions. Commencing January 1, 2006, Vibra must make quarterly deposits to a capital improvement reserve at the rate of $375 per bed per quarter, or $132,000 on an annual basis. To date, Vibra’s expenditures for capital improvements have exceeded the deposit requirements and no deposits have been made.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
In March, 2006, Vibra and MPT entered into a lease amendment to delay the measurement of the Redding covenants. Beginning July 2007, the Redding lease is subject to a covenant limiting total debt to 100% of the total capitalization of the guarantors (as defined) or 4.5 times the 12 month total EBITDAR (as defined) of the guarantors, whichever is greater. Redding is also subject to the following financial covenants relating to EBITDAR coverage:

	Fixed Charge	Lease Payment
	Coverage Required	Coverage Required
Six months ended June 30, 2007	100%	120%
Nine months ended September 30, 2007	100%	120%
Twelve months ended December 31, 2007 and thereafter	125%	150%
Other capital leases consist of equipment financing. The equipment is pledged as collateral for the lease.
The following schedule summarizes the future minimum lease payments under capital leases together with the net minimum lease payments:

	MPT
December 31	Redding Lease	Other	Total
2007	$2,306,604	$228,384	$2,534,988
2008	2,355,118	199,136	2,554,254
2009	2,382,400	153,713	2,536,113
2010	2,417,159	83,910	2,501,069
2011	2,472,138	35,272	2,507,410
Thereafter	23,668,751	—	23,668,751

Total minimum lease payments	35,602,170	700,415	36,302,585
Less amounts representing interest	(15,465,679)	(135,309)	(15,600,988)

Present value of net minimum lease payments	$20,136,491	$565,106	$20,701,597

Substantially, all of the assets of Vibra and its subsidiaries, as well as Vibra’s membership interests in its subsidiaries, secure the MPT leases. In addition the member of Vibra, an affiliated Company owned by the member, and Vibra Management, LLC have jointly and severally guaranteed the leases to MPT, although the obligation of the member is limited to $5 million and his membership interest in Vibra.
10. COMMITMENTS AND CONTINGENCIES
Litigation
The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated (including claims against the hospitals under prior ownership). In the opinion of management, the outcome of these actions will not have a material effect on consolidated financial position or results of operations of the Company.
California Seismic Upgrade
For earthquake protection California requires hospitals to receive an approved Structural Performance Category 2 (SPC-2) by January 1, 2008, to maintain its license. Hospitals may request a five year implementation extension. The Fresno and Redding, CA hospitals are expected to meet the SPC-2 standard by January 1, 2008, with capital outlays that are not material to the consolidated financial statements. The Kentfield, CA hospital has received a five year extension to meet the requirement. Management is in preliminary consultations with consulting architects and engineers to develop a plan for Kentfield to meet the requirements. The capital outlay required to meet the standards at Kentfield cannot be determined at this time.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005
Medicare LTACH Proposed Reimbursement Changes
In January 2007, the Centers for Medicare and Medicaid Services proposed reimbursement changes for LTACHs. If enacted, the reimbursement changes would be effective for patient discharges after July 1, 2007. Management has estimated the effect of the proposal and does not believe the reimbursement changes, if enacted, would have a material effect on the Company’s financial statements.
11. RETIREMENT SAVINGS PLAN
In November 2004, the Company began sponsorship of a defined contribution retirement savings plan for substantially all of its employees. Employees may elect to defer up to 15% of their salary. The Company matches 25% of the first 3% of compensation employees contribute to the plan. The employees vest in the employer contributions over a five-year period beginning on the employee’s hire date. The expense incurred by the Company related to this plan was $184,548 in 2006 and $165,629 in 2005.
12. SEGMENT INFORMATION
SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.
The Company’s segments consist of (i) IRFs and (ii) LTACHs. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance of the segments based on loss from operations.
The following table summarizes selected financial data for the Company’s reportable segments:

2006	IRF	LTACH	Post Acute	Other	Total

Net patient service revenue	$57,986,122	$87,312,500	$3,630,897	$—	$148,929,519
Loss from operations	(4,209,463)	(4,387,932)	(541,617)	(4,357,059)	(13,496,071)
Interest expense	2,637,751	3,703,962	41,667	1,427,913	7,811,293
Depreciation and amortization	455,818	1,815,458	—	193,388	2,464,664
Deferred rent	6,479,322	2,323,632	50,706	—	8,853,660
Total assets	31,740,962	54,757,874	11,001,672	3,733,255	101,233,763
Purchases of property and equipment	1,065,804	8,048,884	—	116,731	9,231,419
Goodwill	16,721,881	5,907,782	—	—	22,629,663

2005	IRF	LTACH	Post Acute	Other	Total

Net patient service revenue	$55,727,159	$73,606,908	—	$—	$129,334,067
Loss from operations	(6,829,185)	(1,728,917)	—	(786,002)	(9,344,104)
Interest expense	2,954,985	3,101,724	—	—	6,056,709
Depreciation and amortization	404,873	885,457	—	94,491	1,384,821
Deferred rent	4,607,847	1,893,827	—	—	6,501,674
Total assets	32,804,341	46,660,492	—	1,321,592	80,786,425
Purchases of property and equipment	248,036	909,519	—	5,001	1,162,556
Goodwill	16,721,881	5,907,782	—	—	22,629,663
13. SUBSEQUENT EVENT
In January 2007, Vibra closed on a second tranche of financing in the amount of $8,357,668 relating to the Kentfield real estate under the Merrill Lynch $16 million term loan. The financing was under the same terms as the August 2006 loan. The proceeds were used to reduce the MPT hospital acquisition notes and pay transaction costs.